SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
World Energy Solutions, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value

(Title of Class of Securities)
98145W208

(CUSIP Number)
GSE Consulting, LP
200 Crescent Court, Suite 1065
Dallas, Texas 75201
(469) 533-7404

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With a copy to:
David J. Drez
Wick Phillips Gould & Martin, LLP
2100 Ross, Suite 950
Dallas, Texas 75201
October 31, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	98145W208

1	NAMES OF REPORTING PERSONS GSE Consulting, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		1,000,000 Shares

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,000,000 Shares

WITH	10	SHARED DISPOSITIVE POWER*

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

1,000,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*SEE INSTRUCTIONS

CUSIP No.	98145W208

1	NAMES OF REPORTING PERSONS GSE Consulting GP, LLC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		1,000,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

1,000,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

1,000,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*SEE INSTRUCTIONS

CUSIP No.	98145W208

1	NAMES OF REPORTING PERSONS Gulf States Energy, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		1,000,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

1,000,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

1,000,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
*SEE INSTRUCTIONS

CUSIP No.	98145W208

1	NAMES OF REPORTING PERSONS Glenwood Energy Partners, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		1,000,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

1,000,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

1,000,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
*SEE INSTRUCTIONS

CUSIP No.	98145W208

1	NAMES OF REPORTING PERSONS Glenwood Energy Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		1,000,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

1,000,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

1,000,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
*SEE INSTRUCTIONS

CUSIP No.	98145W208

1	NAMES OF REPORTING PERSONS Jason Helms

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		1,000,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

1,000,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

1,000,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS

CUSIP No.	98145W208

1	NAMES OF REPORTING PERSONS Justin Helms

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		1,000,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

1,000,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

1,000,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS

CUSIP No.	98145W208

1	NAMES OF REPORTING PERSONS Billy E. Fowler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		1,000,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

1,000,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

1,000,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS

CUSIP No.	98145W208

1	NAMES OF REPORTING PERSONS Jeremiah Collins

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		1,000,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

1,000,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

1,000,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS

CUSIP No.	98145W208

1	NAMES OF REPORTING PERSONS Byron G. Biggs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER*
BENEFICIALLY
OWNED BY		1,000,000 Shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

1,000,000 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON*

1,000,000 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*SEE INSTRUCTIONS

ITEM 1. SECURITY AND ISSUER
The class of securities to which this Schedule 13D statement relates to, is the common stock, par value $0.0001 per share (“Common Shares”) of World Energy Solutions, Inc., a Delaware Corporation (the “Issuer”). The principal executive offices of the Issuer are located at 446 Main Street, Worcester, Massachusetts 01608.
ITEM 2. IDENTITY AND BACKGROUND
(a-c) This Schedule 13D statement is filed on behalf of the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement of the members of the Reporting Persons is filed as Exhibit 1 to this Schedule 13D.
The following are the Reporting Persons:
•	GSE Consulting, L.P., a Texas limited partnership (the “Partnership”);

•	GSE Consulting, GP, LLC, a Texas limited liability company (“GSE Consulting GP”);

•	Gulf States Energy, Inc., a Texas corporation (“Gulf States”);

•	Glenwood Energy Partners, Ltd, a Texas limited partnership (“Glenwood”);

•	Glenwood Energy Partners GP, LLC, a Texas limited liability company (“Glenwood GP”);

•	Jason Helms, a United States citizen;

•	Justin Helms, a United States citizen;

•	Billy E. Fowler, a United States citizen;

•	Jeremiah Collins, a United States citizen; and

•	Byron G. Biggs, a United States citizen.
The business address for each of the Partnership, GSE Consulting GP, Gulf States, Mr. Jason Helms and Mr. Justin Helms is 200 Crescent Court, Suite 1065, Dallas Texas 75201.
The business address for each of Glenwood, Glenwood GP, Mr. Collins and Mr. Biggs is 550 Bailey, Suite 360 Fort Worth, Texas 76107.
The business address for Mr. Fowler is 2721 N.W. 36th St., Norman, Oklahoma 73072.
The Common Shares beneficially owned by the Reporting Persons are owned directly by the Partnership. GSE Consulting GP is the general partner of the Partnership. Gulf States and Glenwood are the two managing members of GSE Consulting GP.

Mr. Jason Helms, Mr. Billy Fowler and Mr. Justin Helms are controlling persons of Gulf States, as each serve as members of the board of directors of Gulf States and Mr. Jason Helms also serves as President of Gulf States. As a result Mr. Jason Helms, Mr. Fowler and Mr. Justin Helms may be deemed, pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to be the beneficial owners of all of the Common Shares directly held by the Partnership.
Glenwood GP is the general partner of Glenwood. Mr Collins and Mr. Biggs are the managing members of Glenwood GP. As a result Mr. Collins and Mr. Biggs may be deemed, pursuant to Rule 13d-3 of the Exchange Act, to be the beneficial owners of all of the Common Shares directly held by the Partnership.
The principal business of the Partnership is soliciting bids from multiple suppliers to obtain natural gas and electricity contracts for end users. The Principal business of Gulf States is providing national energy management and procurement services to companies in order to implement strategies to control and reduce energy costs. The principal business of Mr. Jason Helms is serving as President of the Partnership and Gulf States. The principal business of Mr. Justin Helms is serving as Vice President of Gulf States.
The principal business of Glenwood is managing multiple active investments through the Partnership, energy trading funds, and power development companies, as well as other participants in the power sector that deal in the brokering and trading of electric energy to retailers. The principal business of Glenwood GP is serving as the general partner of Glenwood. The principal business of Mr. Biggs is serving as a manager of Glenwood GP. The principal business of Mr. Collins is serving as a manager of Glenwood GP.
The principal business of Mr. Billy Fowler is the ownership and operation of car dealerships.
(d) During the past five years, none of the Reporting Persons, nor any of the other entities or individuals referred to in this Item 2 have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Each of the Reporting Persons is a citizen of the United States.
Pursuant to Rule 13-d4 of the Exchange Act, each Person expressly declares that the filing of this Schedule 13D shall not be construed as an admission that such person is, for purposes of Section 13(d) and/or Section 13 (g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 1 hereto, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Exchange Act. The Reporting Person may be considered a “group” under Section 13(d)(3) of the Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists and the Reporting Person expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
On October 31, 2011, the Issuer acquired substantially all of the assets and certain obligations of the Partnership pursuant to an Asset Purchase Agreement between the Issuer, the Partnership, Glenwood and Gulf States (the “Asset Purchase Agreement”). The purchase price was $8.6 million consisting of $3.9 million cash, $1.5 million payoff of debt and 1.0 million shares of common stock of the Company, valued at $3.2 million based on the NASDAQ consolidated closing bid price on October 28, 2011.
ITEM 4. PURPOSE OF TRANSACTION
The Reporting Persons acquired the securities of the Issuer for investment purposes. Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in an open market transactions, private transaction or otherwise.
The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of Common Shares, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to his investments in the Issuer as he deems appropriate, including, without limitation, purchasing additional Common Shares or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.
Except as disclosed herein, the Reporting Persons do not have any plans or proposals which relate to or which would result:
(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any subsidiary thereof;

(c)	a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)	any may material change in the present capitalization or dividend policy of the Issuer;

(f)
any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	changes in the Issuer’s charter. Bylaws, or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a nation securities exchange or to cease to be authorized to be quoted on NASDAQ;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
(a-b) As of the date of this filing the Reporting Persons are currently the beneficial owner of 1,000,000 shares of Common stock representing 8.4% of the class.
GSE Consulting GP is the general partner of the Partnership, and is deemed to beneficially own the 1,000,000 Common Shares owned by the Partnership. Gulf States and Glenwood are the two managing members of GSE Consulting GP.
Glenwood GP is the general partner of Glenwood and Mr. Collins and Mr. Biggs are the managers of Glenwood GP and all are deemed to be beneficial owners of the shares owned by the Partnership.
Mr. Jason Helms, Mr. Billy Fowler and Mr. Justin Helms are controlling persons of Gulf States, as each serve as members of the board of the corporation and Mr. Jason Helms also serves as President of Gulf States and all are deemed to be beneficial owners of the shares owned by the Partnership.

	Shares	Sole	Shared	Sole	Shared
	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
Entity	Directly	Power	Power	Power	Power	Ownership	of Class (1)
GSE Consulting, LP	1,000,000	1,000,000	0	1,000,000	0	1,000,000	8.4%
GSE Consulting, GP, LLC (2)	0	0	1,000,000	0	1,000,000	1,000,000	8.4%
Gulf States Energy Inc.(3)	0	0	1,000,000	0	1,000,000	1,000,000	8.4%
Glenwood Energy Partners, Ltd(3)	0	0	1,000,000	0	1,000,000	1,000,000	8.4%
Glenwood Energy Partners, GP, LLC (3)	0	0	1,000,000	0	1,000,000	1,000,000	8.4%
Jason Helms (4)	0	0	1,000,000	0	1,000,000	1,000,000	8.4%
Justin Helms(4)	0	0	1,000,000	0	1,000,000	1,000,000	8.4%
Billy E. Fowler(4)	0	0	1,000,000	0	1,000,000	1,000,000	8.4%
Jeremiah Collins(5)	0	0	1,000,000	0	1,000,000	1,000,000	8.4%
Byron G. Biggs(5)	0	0	1,000,000	0	1,000,000	1,000,000	8.4%

(1)
The Percentage is calculated based upon 11,852,447 shares of the Issuer’s Common Stock outstanding as disclosed in the Issuer’s 10-Q filed November 3, 2011, adjusted to reflect the 1,000,000 Common Shares that were issued pursuant to the Asset Purchase Agreement.

(2)	GSE Consulting GP is the general partner of the Partnership.

(3)	Gulf States and Glenwood are the managing members of GSE Consulting GP. While Glenwood GP is the general partner of Glenwood.

(4)	Mr. Jason Helms is the president of Gulf States and is a member of the board of directors as is Mr. Justin Helms and Mr. Billy Fowler.

(5)	Both Mr. Byron Biggs and Mr. Jeremiah Collins serve as managers of Glenwood GP.
(c) Except as disclosed below, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Person.
(d) No person is known by the Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Shares that may be deemed to be beneficially owned by any Reporting Person.
(e) Not applicable.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Pursuant to the Limited Partnership Agreement of the Partnership, GSE Consulting GP, as the general partner, in its sole discretion may distribute the Common Shares of the Issuer which were acquired in the aforementioned transaction described in Item 3 above, in any amount as it may determine. The following schedule sets forth the names of the persons and the respective number of Common Shares such persons have received pursuant to distributions by the Partnership and its limited partners simultaneously with the closing of the transactions contemplated by the Asset Purchase Agreement:

Jason Helms	237,500	Common Shares
Justin Helms	118,750	Common Shares
Billy E. Fowler	118,750	Common Shares
Brian Dafferner	50,000	Common Shares	*
Glenwood	475,000	Common Shares

*	Mr Dafferner is not a controlling person and the shares awarded to him were awarded solely as a bonus for his employment with the Partnership prior to the Asset Purchase Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Filing Agreement dated as of November 9, 2011 (filed herewith).
Exhibit 2: Asset Purchase Agreement dated October 31, 2011 by and among the World Energy Solutions, Inc., GSE Consulting, LP, Glenwood Energy Partners, Ltd. and Gulf States Energy, Inc. (incorporated by reference to Exhibit 10.1 to the Issuer’s current report on Form 8-K filed November 1, 2011).

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 10, 2011

GSE CONSULTING, LP
By:	GSE CONSULTING, GP, LLC, its General Partner
By:	GLENWOOD ENERGY PARTNERS, LTD and
GULF STATES ENERGY, INC., its Members

GLENWOOD ENERGY PARTNERS, LTD
	By:	GLENWOOD ENERGY PARTNERS, GP,LLC

	By:	/s/ Byron G. Biggs
Name: Byron G. Biggs
Title: President

GULF STATES ENERGY, INC.

	By:	/s/ Jason Helms
Name: Jason Helms
Title: President